EXHIBIT 99.2

Unaudited Pro Forma Condensed Consolidated Financial Information

On July 1, 2015, UCI Holdings Limited (“Holdings,” and together with its consolidated subsidiaries, “UCI Group”, “we,” “us” or “our”) closed the sale of its vehicle electronics business conducted by Wells Manufacturing, L.P., a Delaware limited liability partnership and wholly-owned subsidiary of Holdings, and certain related subsidiaries to NGK Spark Plug Co., Ltd., a Japanese company.

The UCI Group received $251.4 million of cash proceeds from the sale of the vehicle electronics business at closing, which was based on estimates of closing date cash, indebtedness and working capital. The cash proceeds are subject to certain post-closing adjustments of these estimated amounts to reflect actual closing date amounts.

On May 5, 2015, Holdings entered into Amendment No. 1 (the “Credit Agreement Amendment”) to the credit agreement, dated as of January 26, 2011 (as amended, supplemented or modified, the “Credit Agreement”) pursuant to which the net cash proceeds from asset sales must be used to prepay the term loans under the Credit Agreement and other pari passu debt and may not be reinvested by Holdings and its subsidiaries. Further details regarding the Credit Agreement Amendment are contained in the Form 6-K we furnished to the Securities and Exchange Commission (“SEC”) on May 5, 2015. Pursuant to the terms of the Credit Agreement, net cash proceeds of $241.6 million from the sale of the vehicle electronics business were used at closing to prepay a portion of the term loans.

The difference between the cash proceeds received by the UCI Group from the sale of the vehicle electronics business and the net cash proceeds used to prepay term loans under the Credit Agreement represents the UCI Group’s estimated transaction expenses in connection with the sale of the vehicle electronics business.

The sale of the vehicle electronics business, the prepayment of the term loans and payment of estimated transaction expenses are collectively referred to as the “Wells Disposal.”

For the quarter ended June 30, 2015 and the year ending December 31, 2015, the vehicle electronics business will be classified as a discontinued operation in the UCI Group’s consolidated financial statements. The UCI Group’s consolidated annual financial statements for the year ended December 31, 2014 and the interim financial statements for the three months ended March 31, 2015 do not present the vehicle electronics business as a discontinued operation. Accordingly, the unaudited pro forma condensed consolidated statements of operations have been prepared as if the Wells Disposal occurred on January 1, 2012 and the unaudited pro forma condensed consolidated balance sheet has been prepared as if the Wells Disposal occurred on March 31, 2015. The UCI Group expects to update its historical consolidated annual financial statements for the classification of the vehicle electronics business as a discontinued operation in conjunction with the release of its December 31, 2015 Annual Report.

The unaudited pro forma condensed consolidated financial information has been provided for informational purposes only and does not purport to represent the financial position or operating results that the UCI Group would have reported had the Wells Disposal been completed as of the dates set forth herein and is not necessarily indicative of our future consolidated financial position or operating results. Our actual results may differ significantly from those reflected in the unaudited pro forma financial information for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the unaudited pro forma financial information and actual amounts. The unaudited pro forma condensed consolidated financial information is based upon available information and assumptions that our management believes are reasonable. These views reflect the best judgment of our management at this time, but involve a number of risks and uncertainties which could cause actual results to differ materially from those shown herein. For further discussion on such risks, please see “Item 3-Key Information-Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on March 4, 2015.

The unaudited pro forma condensed consolidated statements of operations for the three years ended December 31, 2014, 2013 and 2012 have been derived from the audited consolidated financial statements and notes thereto included in the UCI Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “December 31, 2014 Annual Report”) which has been filed with the SEC. The unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2015 and 2014, and the unaudited pro forma condensed consolidated balance sheet as of March 31, 2015 have been derived from the interim unaudited condensed consolidated financial statements and notes thereto included in the UCI Group’s Quarterly Report on Form 6-K for the three months ended March 31, 2015 (the “March 31, 2015 Quarterly Report”) which has been furnished to the SEC. Our consolidated financial statements have been prepared in accordance with U.S. GAAP (“GAAP”). The unaudited pro forma condensed consolidated financial information should be read in conjunction with the December 31, 2014 Annual Report and the March 31, 2015 Quarterly Report.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2015

(In $’000)	Historical UCI Group (1)	Wells Disposal (2)		Pro Forma UCI Group (3)
Assets
Current assets
Cash and cash equivalents	$33,602	$(3,000	)(a)	$30,602
Accounts receivable, net	210,591	(65,795)		144,796
Related party receivables	14,245	(18)		14,227
Inventories	228,560	(49,606)		178,954
Deferred tax assets	26,723	(6,903	)(d)	19,820
Other current assets	22,775	(849)		21,926

Total current assets	536,496	(126,171)		410,325
Property, plant and equipment, net	163,647	(31,830)		131,817
Goodwill	306,742	(88,955)		217,787
Other intangible assets, net	303,811	(55,038)		248,773
Deferred financing costs, net	10,787	—		10,787
Other long-term assets	741	—		741

Total assets	$1,322,224	$(301,994)		$1,020,230

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$134,982	$(25,044)		$109,938
Current maturities of long-term debt	33,164	(100)		33,064
Related party payables	3,714	(1,612	)(c)	2,102
Product returns liability	36,089	(1,576)		34,513
Interest payable	4,459	—		4,459
Accrued expenses and other current liabilities	52,310	(9,351)		42,959

Total current liabilities	264,718	(37,683)		227,035
Long-term debt, less current maturities	684,292	(241,751	)(b)	442,541
Pension and other post-retirement liabilities	97,418	(7,438)		89,980
Deferred tax liabilities	67,249	(18,393	)(d)	48,856
Long-term related party payables	101	—		101
Other long-term liabilities	2,491	—		2,491

Total liabilities	1,116,269	(305,265)		811,004
Shareholder’s equity
Common stock	320,038	—		320,038
Retained deficit	(65,159)	229	(c),(d)	(64,930)
Accumulated other comprehensive loss	(48,924)	3,042	(c)	(45,882)

Total shareholder’s equity	205,955	3,271		209,226
Total liabilities and shareholder’s equity	$1,322,224	$(301,994)		$1,020,230

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the year ended December 31, 2014

(In $’000)	Historical UCI Group (1)	Wells Disposal (2)	Pro Forma UCI Group (3)
Net sales
Third party net sales	$958,540	$(218,339)	$740,201
Related party net sales	51,253	(194)	51,059

Total net sales	1,009,793	(218,533)	791,260
Cost of sales	871,229	(174,114)	697,115

Gross profit	138,564	(44,419)	94,145
Operating expenses
Selling, general and administrative	(63,218)	11,088	(52,130)
Amortization of acquired intangibles	(22,167)	5,854	(16,313)
Restructuring costs, net	(16,876)	—	(16,876)
Trademark impairment loss	(38,000)	—	(38,000)
Patent litigation costs	(158)	—	(158)
Antitrust litigation costs	(44)	—	(44)

Operating loss	(1,899)	(27,477)	(29,376)
Other expense
Interest expense, net	(50,454)	14,236 (b)	(36,218)
Miscellaneous, net	(8,589)	2,891	(5,698)

Loss before income taxes	(60,942)	(10,350)	(71,292)
Income tax benefit	24,694	3,157 (d)	27,851

Net loss from continuing operations before non-recurring items directly attributable to the pro forma adjustments	$(36,248)	$(7,193)	$(43,441)

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the year ended December 31, 2013

(In $’000)	Historical UCI Group (1)	Wells Disposal (2)	Pro Forma UCI Group (3)
Net sales
Third party net sales	$927,996	$(206,564)	$721,432
Related party net sales	67,934	(173)	67,761

Total net sales	995,930	(206,737)	789,193
Cost of sales	837,267	(161,763)	675,504

Gross profit	158,663	(44,974)	113,689
Operating expenses
Selling, general and administrative	(84,655)	12,000	(72,655)
Amortization of acquired intangibles	(22,176)	5,854	(16,322)
Restructuring costs, net	(7,593)	143	(7,450)
Trademark impairment loss	(2,000)	—	(2,000)
Patent litigation costs	(2,200)	—	(2,200)
Antitrust litigation costs	(198)	—	(198)

Operating income	39,841	(26,977)	12,864
Other expense
Interest expense, net	(51,453)	14,192 (b)	(37,261)
Miscellaneous, net	(3,623)	2,072	(1,551)

Loss before income taxes	(15,235)	(10,713)	(25,948)
Income tax benefit	2,993	4,346 (d)	7,339

Net loss from continuing operations before non-recurring items directly attributable to the pro forma adjustments	$(12,242)	$(6,367)	$(18,609)

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the year ended December 31, 2012

(In $’000)	Historical UCI Group (1)	Wells Disposal (2)	Pro Forma UCI Group (3)
Net sales
Third party net sales	$928,115	$(189,364)	$738,751
Related party net sales	56,382	—	56,382

Total net sales	984,497	(189,364)	795,133
Cost of sales	775,238	(139,307)	635,931

Gross profit	209,259	(50,057)	159,202
Operating expenses
Selling, general and administrative	(96,832)	17,243	(79,589)
Amortization of acquired intangibles	(22,165)	5,854	(16,311)
Restructuring costs, net	(5,877)	—	(5,877)
Antitrust litigation costs	(1,228)	—	(1,228)

Operating income	83,157	(26,960)	56,197
Other expense
Interest expense, net	(54,765)	14,151 (b)	(40,614)
Miscellaneous, net	(6,188)	2,323	(3,865)

Income before income taxes	22,204	(10,486)	11,718
Income tax expense	(7,577)	3,317 (d)	(4,260)

Net income from continuing operations before non-recurring items directly attributable to the pro forma adjustments	$14,627	$(7,169)	$7,458

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the three months ended March 31, 2015

(In $’000)	Historical UCI Group (1)	Wells Disposal (2)		Pro Forma UCI Group (3)
Net sales
Third party net sales	$230,774	$(44,213)		$186,561
Related party net sales	14,768	(58)		14,710

Total net sales	245,542	(44,271)		201,271
Cost of sales	227,518	(38,587)		188,931

Gross profit	18,024	(5,684)		12,340
Operating expenses
Selling, general and administrative	(16,961)	3,158		(13,803)
Amortization of acquired intangibles	(5,511)	1,464		(4,047)
Restructuring costs, net	(329)	—		(329)

Operating loss	(4,777)	(1,062)		(5,839)
Other expense
Interest expense, net	(9,218)	3,566	(b)	(5,652)
Miscellaneous, net	(2,441)	1,527		(914)

Loss before income taxes	(16,436)	4,031		(12,405)
Income tax benefit	4,171	(4,099	)(d)	72

Net loss from continuing operations before non-recurring items directly attributable to the pro forma adjustments	$(12,265)	$(68)		$(12,333)

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the three months ended March 31, 2014

(In $’000)	Historical UCI Group (1)	Wells Disposal (2)	Pro Forma UCI Group (3)
Net sales
Third party net sales	$237,314	$(53,249)	$184,065
Related party net sales	14,310	(57)	14,253

Total net sales	251,624	(53,306)	198,318
Cost of sales	219,057	(42,986)	176,071

Gross profit	32,567	(10,320)	22,247
Operating expenses
Selling, general and administrative	(18,159)	3,391	(14,768)
Amortization of acquired intangibles	(5,547)	1,464	(4,083)
Restructuring costs, net	(4,109)	—	(4,109)

Operating income (loss)	4,752	(5,465)	(713)
Other expense
Interest expense, net	(18,951)	3,555 (b)	(15,396)
Miscellaneous, net	(1,558)	539	(1,019)

Loss before income taxes	(15,757)	(1,371)	(17,128)
Income tax benefit	3,215	494 (d)	3,709

Net loss from continuing operations before non-recurring items directly attributable to the pro forma adjustments	$(12,542)	$(877)	$(13,419)

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

(1)	Historical UCI Group

The historical financial information of the UCI Group is derived from:

•	the unaudited consolidated balance sheet of the UCI Group as of March 31, 2015 as furnished to the SEC on Form 6-K on May 12, 2015; and

•	the audited consolidated statements of comprehensive income of the UCI Group for the years ended December 31, 2014, 2013 and 2012, as filed with the SEC on Form 20-F on March 4, 2015 and the interim unaudited condensed consolidated statements of comprehensive income for the three months ended March 31, 2015 and 2014 as furnished to the SEC on Form 6-K on May 12, 2015.

(2)	Wells Disposal

Represents the historical financial information associated with the vehicle electronics business as well as the use of the cash proceeds from the sale of the vehicle electronics business to prepay term loans and pay estimated transaction expenses.

The historical financial information of the vehicle electronics business is derived from the business’s accounting records for the respective time periods, and is consolidated in the UCI Group’s historical financial information described in (1) above.

The historical statements of operations have been adjusted: (i) to reflect the allocation of interest expense associated with term loans that were prepaid with the net cash proceeds pursuant to the terms of the Credit Agreement governing the UCI Group’s senior secured credit facilities; and (ii) the tax effect associated with this adjustment.

The historical balance sheet has been adjusted to exclude the impact of certain retained assets and liabilities that were historically included with the vehicle electronics business. These items include (i) an adjustment to cash from the actual March 31, 2015 balance to $3.0 million, the amount to remain with the vehicle electronics business pursuant to the sale agreement; and (ii) an adjustment of $8.0 million to exclude the liabilities for current income tax and other taxes, all of which are retained by the UCI Group pursuant to the sale agreement.

In addition to the deconsolidation of the net assets sold, the following adjustments have been recognized in the Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2015:

(a) The net reduction of $3.0 million in cash comprises:

$’000
Receipt of sale proceeds	$251,386
Less:
Disposal of target cash	(3,000)
Payment of estimated transaction costs	(9,835)
Prepayment of term loans	(241,551)

Net adjustment to cash	$(3,000)

(b) The adjustment of $241.8 million to long-term debt, less current maturities comprises:

$’000
Prepayment of term loans	$(241,551)
Long-term debt assumed by the buyer	(200)

Net adjustment to long-term debt, less current maturities	$(241,751)

The related pro forma adjustment to interest expense reflects the prepayment of $241.6 million of term loans at the historical interest rate of 5.50%, in all periods.

(c) The adjustment to retained deficit comprises the gain on sale of the vehicle electronics business partially offset by additional deferred taxes, described in (d) below. The gain on sale, which is not presented in the unaudited pro forma condensed consolidated statement of operations, comprises:

$’000
Receipt of sale proceeds	$251,386
Less:
Net assets sold	(232,403)
Realization of unrecognized pension and OPEB actuarial losses	(3,042)
Estimated transaction costs	(8,223)
Tax effect	—

Net adjustment to retained deficit associated with the gain on sale	$7,718

The adjustment to retained deficit associated with the gain on sale of the vehicle electronics business represents a preliminary calculation. As noted above, the consideration received on closing is subject to post-closing adjustments based on actual closing date cash, indebtedness and working capital compared to estimated amounts. The transaction costs also represent current estimates for these expenses, in addition to the $1.6 million which was accrued as of March 31, 2015 in related party payables in the Historical UCI Group balance sheet.

(d) As of March 31, 2015 the Historical UCI Group recognized a valuation allowance against a portion of its deferred tax assets, which included the consideration of deferred tax liabilities in relation to the vehicle electronics business. The Wells Disposal results in an increase in the valuation allowance due to the removal of these deferred tax liabilities. This pro forma valuation allowance has been allocated pro rata between current deferred tax assets and non-current deferred tax liabilities.

For all periods presented, the pro forma adjustment to the income tax benefit associated with the Wells Disposal reflects an allocation of the Historical UCI Group’s reported income tax benefit using a “with and without” allocation methodology. The pro forma adjustment to income tax benefit also reflects the recognition of a valuation allowance in respect of deferred tax assets of the Pro Forma UCI Group. The valuation allowance arises because it is more likely than not that a portion of the deferred tax assets would not be realized by the Pro Forma UCI Group.

(3)	Pro Forma UCI Group

Represents UCI Group’s continuing operations, following the Wells Disposal.

EBITDA and Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business activities, such as business optimization costs, restructuring costs and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in the Unaudited Pro Forma Condensed Consolidated Financial Information is appropriate to provide additional information to investors about our operating performance, on a historical basis and pro forma for the Wells Disposal, and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. Additionally, we believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31, 2014		Year ended December 31, 2013		Year ended December 31, 2012
(In $ millions)	Historical UCI Group	Pro Forma UCI Group	Historical UCI Group	Pro Forma UCI Group	Historical UCI Group	Pro Forma UCI Group
Net (loss) income from continuing operations before non-recurring items directly attributable to the pro forma adjustments	$(36.2)	$(43.4)	$(12.2)	$(18.6)	$14.6	$7.5
Income tax (benefit) expense	(24.7)	(27.9)	(3.0)	(7.3)	7.6	4.3
Interest expense, net	50.4	36.2	51.4	37.3	54.8	40.6
Depreciation and amortization	56.1	45.4	52.8	42.4	52.2	41.6

EBITDA	45.6	10.3	89.0	53.8	129.2	94.0
Trademark impairment losses	38.0	38.0	2.0	2.0	—	—
Restructuring costs, net	16.9	16.9	7.6	7.5	5.9	5.9
New business changeover and sales commitment costs	4.5	4.1	1.6	1.5	0.5	0.2
Business optimization costs	3.1	0.6	8.5	7.2	14.6	9.6
Strategic review costs	2.6	1.9	—	—	—	—
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	0.5	0.5	4.6	4.6	7.1	7.1
Patent litigation costs	0.2	0.2	2.2	2.2	—	—
Unrealized loss on derivatives	0.2	0.2	—	—	—	—
Environmental accrual adjustment	0.1	0.1	0.7	0.7	0.5	0.5
Costs of defending class action and other litigation	0.1	0.1	0.4	0.2	1.2	1.2
Gain on forgiveness of debt	(0.1)	—	(0.1)	—	—	—
Non-operating expense	—	—	0.1	0.1	0.2	0.2
Collection of tax refunds	—	—	(1.9)	(1.9)	—	—

Adjusted EBITDA	$111.7	$72.9	$114.7	$77.9	$159.2	$118.7

The following table reconciles net loss to EBITDA and Adjusted EBITDA for the three months ended March 31, 2015 and 2014:

	Three months ended March 31, 2015		Three months ended March 31, 2014
(In $ millions)	Historical UCI Group	Pro Forma UCI Group	Historical UCI Group	Pro Forma UCI Group
Net loss from continuing operations before non-recurring items directly attributable to the pro forma adjustments	$(12.3)	$(12.3)	$(12.5)	$(13.4)
Income tax (benefit) expense	(4.1)	(0.1)	(3.2)	(3.7)
Interest expense, net	9.2	5.7	19.0	15.4
Depreciation and amortization	13.6	10.9	13.4	10.8

EBITDA	6.4	4.2	16.7	9.1
Restructuring costs, net	0.3	0.3	4.1	4.1
New business changeover and sales commitment costs	0.8	0.7	1.2	1.2
Business optimization costs	0.6	0.1	1.1	0.5
Strategic review costs	0.9	—	—	—
Other litigation costs	0.1	0.1	—	—

Adjusted EBITDA	$9.1	$5.4	$23.1	$14.9